SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY 2005
Commission File Number: 333-08322
TFM, Inc. and
Mexican Railway Transportation Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2005

TFM, S.A. de C.V. and Grupo Transportación
Ferroviaria Mexicana, S.A. de C.V.

By: /s/ Jacinto Marina Cortés
______________________________________
Jacinto Marina Cortés
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:    Press Release dated January 13, 2005.   Grupo TMM's Shareholders Approve Sale of TFM to Kansas City Southern.

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Brad Skinner, Senior Vice President	Kristine Walczak, General Investors
Investor Relations	Analysts and Media
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)	(kwalczak@dresnerco.com)

Marco Provencio, Media Relations:
Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

KANSAS CITY SOUTHERN CONTACTS:
William H. Galligan
Assistant Vice President Investor Relations
816-983-1551
(william.h.galligan@kcsr.com)

MEXICO
Gabriel Guerra
Media Relations
011-525-55-273-5359
(gguerra@gcya.net)

Grupo TMM’s Shareholders Approve Sale of TFM to Kansas City Southern

Mexico City, January 13, 2004. - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) (or “the Company”) announced that its shareholders unanimously approved the board of directors’ recommendation to sell TMM’s 51 percent voting interest in Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. (“TFM”) to Kansas City Southern (“KCS”) at a shareholder meeting held on January 11. As previously announced, under the proposed transaction, the Company will receive $200 million in cash, 18 million shares of KCS common stock, $47 million in a two-year promissory note, and up to $110 million payable in a combination of cash and KCS common stock upon successful resolution of pending issues.

José F. Serrano, chairman and CEO stated, “The sale of our interest in TFM will open the door to a new phase in TMM´s history. By significantly reducing our debt, we will once again have access to working and growth capital. We believe that upon completion of this sale, Grupo TMM will be in a position to focus on its operations and to improve cash flow and operating performance. This transaction is truly in the best interests of TMM´s shareholders and will ensure long-term growth and flexibility at TMM.”

Javier Segovia, president of TMM added, “The combination of KCS and TFM creates an efficient shipping route between the U.S. and Mexico, a truly integrated railroad service, from Mexico´s Pacific coast up to the Great Lakes. Through its ownership in Kansas City Southern shares, TMM will have an estimated 22 percent interest in a valuable franchise and a strong rail alternative with more than 5,281 miles of main track to service its clients. This transaction will provide significant opportunities to both KCS and TMM.”

Consummation of the transaction remains subject to the satisfaction of certain conditions, including KCS shareholder approval and satisfaction of the requirements of the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, which had been obtained prior but expired and were re-filed in December 2004.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. As of the date of this release, Grupo TMM holds the control interest in Grupo TFM, which operates Mexico´s Northeast Railroad and transports 40 percent of the country’s rail cargo. Upon the consummation of the proposed transaction, Grupo TMM will be the largest shareholder of Kansas City Southern, owning approximately 22 percent of Kansas City Southern’s outstanding shares. Visit TMM’s web site at http://www.grupotmm.com and TFM’s web site at http://www.tfm.com.mx. Both sites offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of TMM”s and KCS’ management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. For additional information relating to such risks and uncertainties, readers are urged to review TMM’s and KCS’ respective filings and submissions with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.